FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited

Second Quarter 2015 Results

July 28, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the second quarter 2015, which have been prepared in accordance with International Financial Reporting Standards.

Summary for the second quarter of 2015

ICA’s second quarter results reflect the condition of the Mexican economy, especially in the civil construction area. Concessions, Airports, and ICA Fluor generated strong results, which were offset by the Construction division, as a result of the mix of projects and increases in the cost of production.

Comprehensive backlog reached Ps. 55,168 million as of June 30, 2015; this is expected to result in an acceleration of construction activity in the second half of 2015 and in 2016.

For the first six months of 2015, total revenues were unchanged compared to the same period of 2014, with an Adjusted EBITDA margin of 17.1%.

ICA’s strategic vision to create shareholder value involves a continuous process of monetizing assets in their operational phase and the search for strategic partners.  As part of this process in the second quarter, the Company completed creation of ICA OVT, a platform for managing highway concessions and acquiring other operating highway and tollroad infrastructure assets in Mexico.  The transaction generated proceeds to ICA of more than Ps. 3,000 million; these resources were used principally to pay parent company short-term debt.  During the second half of 2015, ICA expects to generate an additional Ps. 2,000 million through capital recycling transactions. ICA’s priority is the generation of cash from operations and capital recycling transactions in order to reduce leverage in the short-term.

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	Gabriel de la Concha gabriel.delaconcha@ica.mx Chief Financial Officer In the US: Daniel Wilson +(1212) 689 9560 dbmwilson@zemi.com

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•	Comprehensive backlog was Ps. 55,168 million, as compared to Ps. 63,295 million as of December 31, 2014. This includes construction contracts of Ps. 33,824 million, long-term mining and other services contracts of Ps. 5,794 million, and ICA’s share of backlog of non-consolidated subsidiaries and joint ventures of Ps. 15,550 million, out of a total non-consolidated backlog of Ps. 32,618 million.
•	Construction contributed 73% of second quarter 2015 revenues and 8% of Adjusted EBITDA.
•	Concessions contributed 13% of total revenues and 50% of Adjusted EBITDA.

•	Highway traffic volumes (ADTV) rose 7% in 2Q15, principally as a result of growth on the Rio de los Remedios and Rio Verde-Ciudad Valles highways.
•	As of June 30, 2015, Concessions had 17 projects, including 10 highways, 4 water projects, 2 social infrastructure projects, and an energy project. Of these 11 are in operation, and six are under construction.
•	Airports contributed 14% of total revenues and 42% of Adjusted EBITDA.
•	Consolidated net loss was Ps. 357 million in 2Q15. Loss of the controlling interest was Ps. 0.92 per share or US$ 0.24 per ADS. The loss resulted principally from the cost of financing, including an exchange loss of Ps. 345 million.

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Construction

•	Construction revenues decreased 12% to Ps. 5,943 million in 2Q15. The decrease resulted principally from the completion of international projects and slowdowns in the execution of some other projects. FCG contracts, the Lazaro Cardenas container terminal, the Mitla-Tehuantepec highway, and the Barranca Larga – Ventanilla highway made the largest contributions to revenues. In the first six months of 2015, revenues decreased 3% compared to the same period of 2014.

•	Adjusted EBITDA was Ps. 106 million in 2Q15, with an Adjusted EBITDA margin of 1.8%. For the first six months of 2015, Adjusted EBITDA generation was Ps. 506 million, with an Adjusted EBITDA margin of 4.2%. The margins reflect the mix of projects of projects under construction and increases in costs.
•	Construction segment debt was Ps. 7,960 million, an increase of Ps. 1,498 million, or 23%, compared to December 2014. This reflects the requirement for projects under construction.

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Construction Backlog

•	Construction backlog was Ps. 33,824 million as of June 30, 2015, and was equivalent to 19 months work at the average rate for 2015.
•	New contracts and net contract additions were Ps. 2,785 million in 2Q15, and were principally increases in previously awarded contracts.
•	Projects outside of Mexico were 15% of backlog.

Contracted Mining and Other Services

•	As of June 30, 2015, ICA also had Ps. 5,794 million in long-term mining and other services contracts, principally in San Martin Contratistas Generales.

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Concessions

•	Concessions revenues decreased 8% compared to 2Q14, as a result of a reduction in construction revenues. For the first six months of 2015, the reduction was 4%.

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 7% in 2Q15, principally as a result of increased traffic on the Rio de Los Remedios-Ecatepec and Rio Verde-Ciudad Valles highways, which grew 23% and 22%, respectively. Both the Acapulco Tunnel and the La Piedad Bypass saw significant growth in volumes, of 14% each. The traffic volumes reflect the stage in the evolution of the various highways.
•	Adjusted EBITDA in 2Q15 increased 18% to Ps. 634 million, with a margin of 58.9%.
•	During the second quarter, ICA sold its 5% participation in the Lázaro Cárdenas TEC II project, as part of its capital recycling program.
•	Debt was Ps. 20,636 million as of June 30, 2015; 77% of the total is associated with projects in operation, and 23% with projects under construction. Cash was Ps. 3,075 million as of June 30, 2015.

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Operating Concessions Information

Traffic Volume (vehicles per day)	2Q14	2Q15	% Chg	6 months 2014	2015	% Chg
Acapulco Tunnel	8,795	10,024	14	8,380	9,736	16
Mayab Consortium	2,563	2,547	(1)	2,524	2,491	(1)
Rio de los Remedios	23,296	28,694	23	22,618	27,863	23
La Piedad Bypass	4,810	5,472	14	4,741	5,423	14
Rio Verde - Cd. Valles	2,002	2,432	22	1,904	2,304	21
Total Consolidated Average	3,260	3,479	7	3,191	3,381	6

Revenues Composition Ps. million	2Q14	2Q15	% Chg	6 months 2014	2015	% Chg
Acapulco Tunnel	42	46	10	84	91	9
Mayab Consortium	132	157	19	259	300	16
Rio de los Remedios	12	26	--	21	92	--
La Piedad Bypass	28	35	25	56	69	23
Rio Verde - Cd. Valles	27	32	20	51	63	25
Total Operating Highways	**241**	**296**	**23**	**470**	**616**	**31**
Operating Service Revenues	167	128	(23)	467	226	--
Total Operating Revenues	**408**	**424**	**4**	**937**	**842**	**(10)**
Financial Income	425	450	6	925	933	1
Construction Revenues and others	340	203	(40)	551	541	(2)
Total Revenues	**1,173**	**1,077**	**(8)**	**2,413**	**2,316**	**(4)**

Adjusted EBITDA Ps. million	2Q14	2Q15	% Chg	6 months 2014	2015	% Chg
Acapulco Tunnel	27	34	28	55	61	11
Mayab Consortium	77	118	53	209	239	14
Rio de los Remedios	3	46	--	6	96	--
La Piedad Bypass	22	26	16	46	49	7
Rio Verde - Ciudad Valles (2)	93	117	25	184	162	(12)
Total Operating Highways	**223**	**341**	**53**	**500**	**608**	**21**
Operating Service Adjusted EBITDA	15	24	--	175	52	--
Total Operating Adjusted EBITDA	**238**	**365**	**54**	**675**	**660**	**(2)**
Adjusted EBITDA other Concepts (1)	300	269	(10)	554	659	19
Total Adjusted EBITDA	**538**	**634**	**18**	**1,229**	**1,318**	**7**

(1) Includes Financial and Construction Revenues

(2) Includes PPS Income

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Airports

•	The Airports segment reported strong results in the quarter as a result of the positive evolution of passenger traffic, with growth in both aeronautical and non-aeronautical revenues.
•	Terminal passenger traffic increased 17% to 4.2 million in 2Q15; domestic traffic grew 16% and international traffic increased 24%. Two new routes were opened during the quarter: one domestic and one international.
•	Aeronautical revenues rose 18%, principally as a result of traffic growth in 2Q15. In the first six months of 2015, aeronautical revenues grew 19%.
•	Non-aeronautical revenues rose 30% in 2Q15, as a result of commercial and diversification initiatives. The six month increase was 25%.
•	Adjusted EBITDA increased 22% to Ps. 527 million in 2Q15, as a result of the continued efforts to increase revenues and control of costs and administrative expenses. The Adjusted EBITDA margin was 48.1%. In the first six months of 2015, Adjusted EBITDA reached Ps. 1,042 million, with a margin of 49.7%.
•	Debt was Ps. 4,900 million, and cash was Ps. 2,091 million as of as of June 30, 2015.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

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Consolidated Results for the Second Quarter of 2015

•	Revenues decreased 8% to Ps. 8,361 million in 2Q15, principally as a result of the slowdown in the Construction segment. Six month revenues were Ps. 17,183 million, in line with the prior year period.
•	Cost of sales was Ps. 7,093 million, 2% below the level in 2Q14. Cost of sales increased 2% in the first six months to Ps. 13,940 million. This line item includes interest expense for concessioned projects during the construction phase.
•	Selling, general, and administrative expenses were Ps. 655 million in 2Q15, equivalent to 7.8% of revenues. For the first six months, SG&A reached Ps. 1,380 million as a result of increased expenses for promotions.
•	Other income was Ps. 159 million, an increase of Ps. 181 million compared to 2Q14, and resulted principally from property sales. For the first six months of the year other income was Ps. 64 million, an increase of Ps. 48 million from the same period of 2014.
•	Operating income was Ps. 772 million in 2Q15, a decrease of 34% compared to the prior year period. Operating income was Ps. 1,927 million in the first six months of 2015, a reduction of 14% compared to the same period of 2014.
•	Adjusted EBITDA was Ps. 1,262 million, a decrease of 18% compared to 2Q14; the Adjusted EBITDA margin was 15.1%. Adjusted EBITDA was Ps. 2,938 million in the first six months of 2015, a reduction of 6% compared to the same period of 2014, with an Adjusted EBITDA margin of 17.1%.

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•	Comprehensive financing cost was Ps. 1,578 million in 2Q15, an increase of 13% compared to 2Q14. The increase was principally the result of exchange loss of Ps. 345 million compared to a gain of Ps. 119 million in the prior year period. Interest expense decreased 19% to Ps. 1,301 million; interest expense in 2Q14 included the accelerated amortization of capitalized expenses for the notes that were prepaid, the premium offered to noteholders, and commissions.
•	Share of earnings of affiliated companies and joint ventures reached by Ps. 161 million compared to the prior year period. For the first six months of 2015, the total was Ps. 325 million, an increase of 65% compared to the same period of 2014. This line item includes ICA’s participation in the earnings of ICA Fluor and other joint businesses. The annexes to this report include supplementary information on the performance of these affiliates and joint ventures.
•	Discontinued operations were Ps. 173 million, and include the after-tax operating results of the social infrastructure projects.
•	Consolidated net loss was Ps. 357 million in 2Q15 compared to net income of Ps. 22 million in 2Q14. The change was primarily the result of the increase in comprehensive financing cost.
•	Net income of the non-controlling interest was Ps. 210 million, and includes principally the minority shareholdings in OMA and San Martin.
•	Net loss of the controlling interest was Ps. 567 million in 2Q15, or Ps. 0.92 per share and US$ 0.24 per ADS. The principal factor in the net loss was the comprehensive financing cost discussed above.

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Investments

•	During 2Q15, ICA investments totaled approximately Ps 1,826 million. It is important to note that the investments in Concessions and other projects are expected to generate revenues from the operation of the assets upon completion of construction and start of operations.
•	ICA participates across the entire cycle of developing infrastructure projects: including formulation, engineering, structuring and financing, construction, operation, and management as part of a portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while arranging new projects under development.

Debt

•	Total debt was Ps. 54,947 million as of June 30, 2015, a 2% increase as compared to December 31, 2014. The resources from the sale of 49% of ICA OVT were used to pay short-term debt, principally at the parent company level.
•	The total resources generated from capital recycling transactions were Ps. 3,120 million, or 62.4% of the Ps. 5,000 million target for the full year.
•	Total cash and cash equivalents as of June 30, 2015 was Ps. 7,178 million, an increase of Ps. 152 million compared to December 31, 2014. Restricted cash was Ps. 3,254 million. Net debt was Ps. 47,770 million as of June 30, 2015.

•	Construction accounted for 14.5% of total debt, and consisted principally of short-term working capital credit lines required to carry out the work program; this debt was the equivalent of 23.5% of backlog. The sources of payment of these obligations are client payments and advances.
•	Concessions accounted for 37.6% of total debt. Such debt consisted principally of structured project finance credit facilities. Each project carries its own debt which will be paid with the revenues
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generated by the project. This debt is expected to be gradually amortized as resources are generated from project operation.

•	Corporate and other debt represented 39% of total debt, and consisted principally of the three U.S. dollar-denominated notes issued by the parent company. This debt decreased 9.5% from December 31, 2014 as a result of the ICA OVT transaction, which was used principally to pay foreign currency denominated short-term debt.
•	Airports accounted for 8.9% of total debt.

•	Short-term debt represented 12.3% of total debt. Of this amount, Ps. 1,844 million was debt in the Concessions and Airports segments whose source of repayment is the operations of these segments; Ps. 418 million was parent level bridge loans used to complete projects, and which are expected to be refinanced as long-term debt in the concessions segment once the projects become operational. Finally Ps. 4,516 million is short-term working capital lines in the Construction segment that are continuously being paid and disbursed based on the execution of projects and client collections.
•	As of June 30, 2015, 47% of debt was denominated in foreign currency. Note interest payment coupons during the call protection period are hedged (i.e., until 2017 on the notes due 2021, and until 2019 on the notes due 2024).
•	ICA contracts derivatives so that the financing of projects is in the same currency as the source of payments. In addition, ICA contracts derivatives to reduce exchange and interest rate risk. ICA expects to remain active in the capital markets to finance and refinance infrastructure projects that create value for the Company.

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Conference Call Invitation

•	ICA’s 2Q15 earnings conference call will be held on Wednesday, July 29, at 11:30 am Eastern Time (10:30 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 81649157. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx.
•	A replay will be available until August 5, 2015 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 81649157.
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Consolidated Financial Statements

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Empresas ICA, S.A.B. de C.V. Statement of Cash Flows		
	Jan 1 - Jun 30	
Ps. Million	2014	2015
Operating Activities		
Consolidated net income (loss)	**259**	**(1,065)**
Taxes	(17)	(481)
Other non-cash expenses	118	87
Items related to investing activities	**309**	**487**
Depreciation and amortization	516	715
Share in loss of associated companies	(197)	(325)
Other	(10)	97
Items related to financing activities	**3,267**	**4,669**
Interest expense	263	2,342
Unrealized exchange rate fluctuation	(65)	1,188
Valuation of derivative financial instruments	(50)	89
Other	3,119	1,051
Resources used in operations	**(4,705)**	**481**
Net flow from operating activities	**(769)**	**4,178**
Investing activities		
Acquisition of businesses	(301)	0
Acquisition of real estate, machinery and equipment	(272)	(1,308)
Acquisition of other long term assets	(1,690)	(2,080)
Sale of real estate, machinery and equipment and other investments	36	395
Other	34	(290)
Net flow from investing activities	**(2,192)**	**(3,282)**
Financing activities		
Borrow ings	22,575	7,929
Debt payments	(14,245)	(8,104)
Interest expense	(2,436)	(2,403)
Decreases in minority interest	(317)	(780)
Share sales (repurchases) , net	(6)	(149)
Financing for financial derivatives	(185)	542
Other	139	2,185
Net cash flow from financing activities	**5,525**	**(781)**
Net change in cash and cash equivalents	**2,564**	**114**
Adjustments in cash flow for exchange variations	(0)	40
Cash and cash equivalents at beginning of period	5,417	7,081
Cash and cash equivalents at end of period	**7,980**	**7,235**

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Annexes: Complementary Information

Construction Backlog

Concessions Portfolio

Concessions Portfolio

(mdp)	% Ownership	Consolidation	Equity	Debt	Length / Capacity[1]	Type	Beg. Of Operations *	End of Concession
Highways in operation								
Acapulco Tunnel	51%	Full	650	950	3	Toll	1996	2033
Mayab Consortium	51%	Full	1,049	3,470	296	Toll	2008 (2)	2050
Rio de los Remedios	100%	Full	3,273	2,947	26	Toll	2011	N/A
Rio Verde Cd. Valles	51%	Full	1,292	1,335	21	PPP+Toll	2012	2054
La Piedad Bypass	51%	Full	1,885	4,085	113	Toll	2012	2047
N.Necaxa Tihuatlan	50%	Equity Method	432	2,529	85	PPP+Toll	2014	2037
Highways under construction								
Mitla Tehuantepec	60%	Equity Method	930	1,810	169	PPP+Toll	2015	2030
Barranca Larga- Ventanilla	100%	Full	1,905	878	104	Toll	2015	2039
Palmillas - Apaseo El Grande Highway	100%	Full	3,133	2,128	86	Toll	2015	2042
Escenica Alterna	100%	Full	216	446	8	Toll	2015	2043
Other projects in operation								
Aqueduct II	43%	Equity Method	303	435	2	Tariff	2011	2027
SPC Sonora	100%	Full	1,990	4,058	NA	Tariff	2012	2032
SPC Jalisco	100%	Full	1,840	4,114	NA	Tariff	2012	2032
El Realito Aqueduct	51%	Equity Method	234	547	1	Tariff	2014	2034
WTP Agua Prieta	50%	Equity Method	254	583	9	Tariff	2014	2029
Other projects under construction								
Monterrey VI Aqueduct	38%	Equity Method	–	–	NA	Tariff	--	--
Parque Eolico Reynosa	20%	Equity Method	6	–	NA	Tariff	--	--

(1) Length / Capacity
(2) WTP= Water Treatment Plant
* Begin of operation estimated

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Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlan highway (60%).

•	Non-consolidated backlog reached Ps. 32,618 million as of June 30, 2015.

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Concessions

•	Includes principally the concessions for the Nuevo Necaxa-Tihuatlán highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the El Realito aqueduct (51%), the Querétaro Aqueduct II (43%), and Proactiva Medio Ambiente (49%).

Corporate and Other

•	Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%).
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Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2014, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2014.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 15.4816 per U.S. dollar as of June 30, 2015, Ps. 14.7348 as of December 31, 2014, and Ps. 13.0174 as of June 30, 2014.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters

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into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by second party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: is equal to the financial cost that is capitalized in value of the financial asset constructed.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of

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transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

ICA OVT: Operational platform that holds the concessions for four projects: the Acapulco Tunnel, the Mayab tollroad, the Rio Verde-Ciudad Valles highway, and the La Piedad Bypass. ICA has 51% ownership and CDPQ has 49%.

Facchina Construction Group (FCG): A medium sized heavy civil construction company in the United States. Facchina’s principal markets are in Florida and the Washington DC metropolitan area.

SPC: Services Provider Contract. 22-year contract for the provision of services to the Ministry of Government, including the construction and operation of social infrastructure.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz Reyes
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia
•	Barclays - Pablo Monsiváis
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan McGoey
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	Intercam - Enrique Mendoza
•	Invex – Hugo Mendoza
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	UBS - Marimar Torreblanca
•	Vector - Jorge Plácido

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

ICA 2Q15 Results	www.ir.ica.mx	26 of 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Financial Officer

Exhibit 99.1

(Translation) File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, July 28th, 2015

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At June 30, 2015 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the third quarter of 2015 as a result of additional changes in the peso or changes in interest rates since June 30, 2015.

In accordance with your request for this section, we set forth below the derivatives that matured or had an early termination during the quarter.

The following were the effects of derivative transactions as of June 30, 2015:

derivative *thousand Ps.*	**fair value**	**income statement**	**Stockholders' equity**
ICA (Túnel Río Compañía) (FX swap EUR)	-	(315)	-
ICA (FX Swap 0827)	(5,014)	19	12,175
ICA (FX Swap 2)	(5,138)	-	7,562
ICA (CCS 95)	8,426	-	820
ICA (FWD Option)	-	13,591	(27,671)
ICA (FWD Option)	-	13,050	(29,098)
ICA (FWD Guatemala)	(47,027)	(47,027)	-
EMICA (FX Swap Perú)	(4,256)	-	13,624
EMICA (FWD 500)	124,901	-	(73,116)
EMICA (Swap 700)	256,707	-	241,189
CICASA (Swap Collar)	4,531	-	396
CICASA (CCS)	(1,280)	-	253
PIADISA (CCS)	6,711	-	(3,107)
ICAPRIN (CCS)	3,614	-	(1,673)
AEROINVEST (Swap)	(6,768)	2,130	-
AQSA (Swap)	(219,372)	67,435	-
ICAPLAN (ZERO COST EQUITY COLLAR)	76,953	5,640	-
ICAPLAN (OPCIÓN CS 30 MM)	1,219	(1,232)	-
ICAPLAN (CCS 55)	6,380	-	1,342
TOTAL	**200,586**	**53,292**	**142,694**

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

Project	Derivative	Type		Notional amount (thousand)	Notional currency	Fair Value present quarter (Ps)	Date closing	Term Years	Term Days			Bank
ICA	Tuneladoras (HSBC 2)	CCS	Hedge	9,115,341	EUR	(4,097,060)	23-Dec-14	5	1,642.5	22-Jun-19	ACTIVE	BBVA-Bancomer
ICA	Tuneladoras	CCS	Hedge	270,812,245	MXN	(5,511,809)	22-Oct-10	9	3,199.8	26-Jul-19	ACTIVE	BBVA-Bancomer
CICASA	Crédito Corporativo	CCS	Hedge	3,000,000	MXN	292,641	10-Jan-12	7	2,403.9	9-Aug-18	ACTIVE	Morgan Stanley
CICASA	Crédito Corporativo	Collar	Hedge	166,666	USD	(90,077)	10-Jan-12	7	2,403.9	9-Aug-18	ACTIVE	Morgan Stanley
EMICA	700 MDD SENIOR NOTES	CCS	Hedge	200,000,000	USD	58,007,563	22-May-14	5	1,851.4	16-Jun-19	ACTIVE	Santander
EMICA	700 MDD SENIOR NOTES	CCS	Hedge	50,000,000	USD	33,966,023	02-Jun-14	5	1,851.4	27-Jun-19	ACTIVE	Santander
EMICA	700 MDD SENIOR NOTES	CCS	Hedge	200,000,000	USD	58,752,708	22-May-14	5	1,851.4	16-Jun-19	ACTIVE	Morgan Stanley
EMICA	700 MDD SENIOR NOTES	CCS	Hedge	50,000,000	USD	33,274,087	02-Jun-14	5	1,851.4	27-Jun-19	ACTIVE	Morgan Stanley
EMICA	700 MDD SENIOR NOTES	CCS	Hedge	100,000,000	USD	65,189,923	17-Jul-14	5	1,788.5	9-Jun-19	ACTIVE	Santander
ICAPlan	OPCION CS 30 MM	OP	Trading	NA	MXN	1,219,176	02-Dec-14	1	N/A	N/A	ACTIVE	Credit Suisse
CICASA	Crédito DB (Campus ICA)	CCS	Hedge	50,000,000	USD	10,178,467	04-Mar-14	3	1,266.3	21-Aug-17	ACTIVE	Credit Suisse
ICAPlan	Crédito CS	IOS	Hedge	55,000,000	USD	6,404,987	26-Jun-14	3	1,105.1	5-Jul-17	ACTIVE	Credit Suisse
AUNETI	nuevo necaxa - tihuatlán	Swap	Hedge	1,581,249,578	MXN	(291,590,249)	11-Jun-08	20	7,215.8	13-Mar-28	ACTIVE	Santander
AUNETI	nuevo necaxa - tihuatlán	Swap	Hedge	1,534,742,237	MXN	(283,014,065)	11-Jun-08	20	7,215.8	13-Mar-28	ACTIVE	Santander
AUNETI	nuevo necaxa - tihuatlán	Swap	Hedge	1,534,742,237	MXN	(283,014,065)	11-Jun-08	20	7,215.8	13-Mar-28	ACTIVE	Santander
CICASA	AEROINVEST SWAP	Swap	Trading	750,000,000	MXN	(6,767,982)	23-Jan-13	3	1,048.4	7-Dec-15	ACTIVE	Credit Suisse
AQSA	Palmillas	Swap	Hedge	209,405,508	MXN	(45,685,810)	26-Sep-13	10	3,650.0	24-Sep-23	ACTIVE	Santander
AQSA	Palmillas	Swap	Hedge	276,747,368	MXN	(60,377,723)	26-Sep-13	10	3,650.0	24-Sep-23	ACTIVE	Banorte
AQSA	Palmillas	Swap	Hedge	519,362,559	MXN	(113,308,859)	27-Sep-13	10	3,650.0	25-Sep-23	ACTIVE	Banobras
Agua Prieta	Renova Atlatec, S.A. de C.V.	Swap	Hedge	940,000,000	MXN	(115,872,676)	18-May-11	13	4,813.9	21-Jul-24	ACTIVE	Banorte
EMICA	500 MDD SENIOR NOTES	CCS	Hedge	166,000,000	USD	125,123,385	14-Feb-11	6	2,215.3	9-Mar-17	ACTIVE	Santander
ICAi	AQUOS EL REALITO	IRS	Hedge	116,477,198	MXN	(96,555,124)	25-Jul-11	14	4,994.4	27-Mar-25	ACTIVE	Santander
SAQSA	Suministros de Agua de Querétaro	Cap	Trading	1,362,420,000	MXN	-	20-Jul-14	1	370.1	25-Jul-15	ACTIVE	Santander
SAQSA	Suministros de Agua de Querétaro	Cap	Trading	1,316,600,000	MXN	4,837	18-Jul-14	1	371.1	24-Jul-15	ACTIVE	Santander
Mitla	Autovía Mitla-Tehuatepec, S.A. de C.V.	Swap	Hedge	3,111,488,011	MXN	(431,959,036)	04-Jun-12	10	3,702.7	24-Jul-22	ACTIVE	Banobras
Mitla	Autovía Mitla-Tehuatepec, S.A. de C.V.	Swap	Hedge	745,519,660	MXN	(113,288,825)	30-May-12	10	3,718.9	4-Aug-22	ACTIVE	Inbursa
ICAPlan	Zero Cost Equity Collar	Collar	Trading	202,656,420	MXN	76,952,982	29-Jul-14	1	503.9	14-Dec-15	ACTIVE	Credit Suisse
ICAi	TUCA	CAP	Hedge	950,057,971	MXN	-	20-Mar-15	1	286.2	31-Dec-15	ACTIVE	Credit Suisse
ICA	Crédito DB (95)	CCS	Hedge	95,000,000	USD	8,291,969	18-Mar-15	1	331.4	12-Feb-16	ACTIVE	Credit Suisse
ICA	Guatemala	FWD	Trading	56,000,000	GTQ	(5,550,115)	20-Apr-15	1	238.3	14-Dec-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	40,592,087	GTQ	(3,966,162)	22-Apr-15	1	236.2	14-Dec-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	90,305,169	GTQ	(9,171,514)	27-Apr-15	0	170.3	14-Oct-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	93,504,914	GTQ	(9,588,815)	28-Apr-15	1	200.8	14-Nov-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	16,604,072	GTQ	(1,562,090)	04-May-15	0	72.0	14-Jul-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	56,798,245	GTQ	(5,488,606)	04-May-15	0	101.4	13-Aug-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	101,763,344	GTQ	(10,038,828)	04-May-15	0	131.8	12-Sep-15	ACTIVE	Santander
ICA	Guatemala	FWD	Trading	15,805,255	GTQ	(1,660,791)	04-May-15	1	254.5	13-Jan-16	ACTIVE	Santander

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp increase/reduction in interest rates; b) 50 bp increase/reduction in interest rates; and c) 100 bp increase/reduction in interest rates.

When the underlying are shares, the sensitivity analysis was developed considering three scenarios: a) 5% increase/reduction in the stock price; b) 10% increase/reduction in the stock price; and c) 15% increase/reduction in the stock price.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of June 30, 2015, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, July 28th, 2015

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative